Exhibit 99.1

Item 1:  Relationship of Reporting Person(s) to Issuer

      Mr. Arad is a Director and the Chief Creative Officer of the Issuer. Mr. Arad also serves as the President and Chief Executive Officer of the Issuer's Marvel Studios Division.